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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        (AMENDMENT NO.      9     )(1)
                                       -----------

                               PLASTI-LINE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------


                                   727540106
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement  [     ].
(a fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class described in Item1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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No. 727540106                      13G                         Page 2 of 4 Pages


  1 NAME OF REPORTING PERSON                            James G. Hines, III
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   ###-##-####
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)
  3 SEC USE ONLY


  4 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        United States

                           5 SOLE VOTING POWER
                                                          216,910 Shares
     Number of
      Shares               6 SHARED VOTING POWER
    Beneficially                                                  0 Shares
     Owned By
       Each                7 SOLE DISPOSITIVE POWER
     Reporting                                            216,910 Shares
      Person
       With                8 SHARED DISPOSITIVE POWER
                                                                  0 Shares

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          216,910 Shares

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                             5.9%

 12 TYPE OF REPORTING PERSON*
                                                           In


                          *   SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.
a)  Name of Issuer                           PLASTI-LINE, INC.
b)  Address  of  Issuer's   Principal        P.O. BOX 59043
Executive Offices                            KNOXVILLE, TENNESSEE 37950-9043

ITEM 2.
a)  Name of Person Filing                    JAMES G. HANES, III
b)  Address of Principal Business Office     P.O. BOX 59043
                                             KNOXVILLE, TENNESSEE 37950-9043

c)  Citizenship                              UNITED STATES

d)  Title of Class of Securities             COMMON STOCK, $0.001 PAR VALUE

e)  CUSIP                                    727540106

ITEM 3.                                      N/A

ITEM 4.
a)  Amount  Beneficially owned as of
December 31, 1994                            216,910

b)  Percent of Class                         5.9%

c) JAMES G. HANES, III HAS SOLE POWER TO VOTE ALL SHARES BENEFICIALLY OWNED BY HIM.


Included in the 216,910 shares indicated as being owned in this Schedule 13G are 54,662 shares held directly. The total also includes 113,500 shares held in the Martin Family Trust, 8,900 shares in Julia Martin's Trust, and 8,900 shares held in Justin Martin's Trust over which Mr. Hanes, as sole trustee of each of the foregoing trusts, has sole investment and voting power, and 26,448 shares held indirectly for Mr. Hanes' children. The total number of shares also includes 4,500 options to buy common stock which are immediately exercisable.

                                  PAGE 3 OF 4
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ITEM 5.                Ownership of Five Percent or
                       Less of a Class                                   N/A

ITEM 6.                Ownership of More than Five
                       Percent on Behalf of Another
                       Person                                            N/A

ITEM 7.                Identification and
                       Classification of the Subsidiary
                       Which Acquired the Security
                       Being Reported on By the Parent
                       Holding Company                                   N/A


ITEM 8.                Identification and
                       Classification of Members of the
                       Group                                             N/A

ITEM 9.                Notice of Dissolution of Group                    N/A


ITEM 10.               Certification                                     N/A



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                              February 14, 1996
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                                     DATE

                              /s/ James G. Hanes
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                                  SIGNATURE


                                James G. Hanes
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                                   Investor


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